Exhibit 99.1

Zhaopin Announces Receipt of Preliminary Non-Binding Proposal

BEIJING, Jan. 19, 2016 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform in China focusing on connecting users with relevant job opportunities throughout their career lifecycle, today announced that its board of directors (the "Board") has received a preliminary non-binding proposal letter, dated January 19, 2016, from CDH V Management Company Limited and Shanghai Goliath Investment Management L.P. (together, the "Proposing Buyer Group"), proposing to acquire all outstanding ordinary shares in Zhaopin not owned by Zhaopin's controlling shareholder SEEK International Investments Pty Ltd for US$17.50 in cash per American depositary share ("ADS"), or US$8.75 per ordinary share of the Company, in a going private transaction (the "Transaction"). A copy of the proposal letter is attached as Exhibit A to this press release.

According to the proposal letter, the Proposing Buyer Group intends to fund the consideration payable in the Transaction with equity and/or debt capital.

The Board plans to evaluate the Transaction. The Board cautions the Company's shareholders and others considering trading in its securities that the Board just received the preliminary non-binding proposal letter from the Proposing Buyer Group and no decisions have been made with respect to the Company's response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.  The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company's zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended September 30, 2015, number of registered users as of September 30, 2015 and number of unique customers for the three months ended September 30, 2015. The Company's over 104.8 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2015, approximately 25.6 million job postings1 were placed on Zhaopin's platform by 418,423 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin's users and the resumes in the Company's database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

[1] Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company's website may include more than one job opening or position.

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Zhaopin may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Zhaopin's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Zhaopin's goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user and customer base for its online career platform; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Zhaopin does not undertake any obligation to update such information, except as required under applicable law.

Exhibit A

Preliminary Non-Binding Proposal to Acquire Zhaopin Limited

January 19th, 2016
The Board of Directors
Zhaopin Limited.
No.10 Furong Street Wangjing,
Chaoyang District,Beijing
The People's Republic of China

Dear Members of the Board of Directors:

CDH V Management Company Limited ("CDH") and Shanghai Goliath Investment Management L.P. ("SG Fund") (the two parties forming the "Proposing Buyer Group") are pleased to submit this preliminary, non-binding proposal (the "Proposal") to acquire all outstanding ordinary shares in Zhaopin Limited, ("the Company") other than those owned by SEEK International Investments Pty Ltd in a taking-private transaction (the "Transaction").

We believe that our Proposal provides an attractive opportunity for the Company's shareholders. The Proposal represents a premium of approximately 22.0% to the Company's last closing price on January 15th, 2016, a premium of approximately 17.3% to the volume-weighted average closing price during the last 30 trading days, and a premium of approximately 21.4% to the volume-weighted average closing price during the last 90 trading days.

Set forth below are the key terms of our Proposal:

1.	Buyer Group. The members of the Proposing Buyer Group intend to enter into a consortium agreement, pursuant to which each member of the Proposing Buyer Group will agree to, among other things: cooperate in connection with implementing the Transaction, and work with each other on an exclusive basis in pursuing the Transaction. The contemplated consortium agreement will obligate the Proposing Buyer Group members (the "Consortium Members") to vote for the proposed Transaction and not take any action inconsistent with it.

2.	Purchase Price. The consideration payable for each American Depositary Share of the Company ("ADS", each representing two ordinary shares of the Company) to be acquired will be $17.50 in cash, or $8.75 in cash per ordinary share.

3.	Funding. We intend to finance the Transaction with equity capital, and possibly some debt capital. Equity financing will be provided from the Consortium Members and any additional members we may accept into the Consortium.

4.	Due Diligence. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Transaction in a timely manner and in parallel with discussions on the definitive agreements.

5.	Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the "Definitive Agreements") providing for the Transaction. These documents will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type.

6.	Process. We believe that the Transaction will provide superior value to the Company's shareholders. We recognize that the Company's Board of Directors (the "Board") will evaluate the Transaction independently before it can make any determination of its support or otherwise. We appreciate that certain members of the Board may recuse themselves from participating in any Board deliberations and decisions related to the Transaction.

7.	Confidentiality. We anticipate that you will agree with us that except as required by applicable law and regulation (including the listing rules of recognized stock exchanges), it is in all of our interests to ensure that we proceed in a strictly confidential manner, until we have executed Definitive Agreements or terminated our discussions.

8.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Transaction. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

CDH V Management Company Limited
By:  Mr. Xie Fang

/s/ Xie Fang

Shanghai Goliath Investment Management L.P.
By:  Mr. Qu FaBing

/s/ Qu FaBing

For more information, please contact:

Zhaopin Limited
Ms. Daisy Wang
Investor Relations
ir@zhaopin.com.cn

Christensen
In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com